FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO SEPTEMBER 30, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2009 & 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	179,325,174	100	175,880,989	100

s02	CURRENT ASSETS	48,832,919	27	43,759,427	25
s03	CASH AND SHORT-TERM INVESTMENTS	7,827,247	4	15,522,811	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,782,464	10	17,199,394	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,072,219	2	4,793,811	3
s06	INVENTORIES	1,414,257	1	1,420,737	1
s07	OTHER CURRENT ASSETS	16,736,732	9	4,822,674	3
s08	LONG - TERM	1,702,200	1	1,525,555	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,577,599	1	1,401,368	1
s11	OTHER INVESTMENTS	124,601	0	124,187	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	107,217,471	60	113,435,892	64
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	403,347,280	225	393,292,817	224
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	297,011,064	166	280,697,248	160
s17	CONSTRUCTIONS IN PROGRESS	881,255	0	840,323	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,421,842	1	2,509,866	1
s19	OTHER ASSETS	19,150,742	11	14,650,249	8

s20	TOTAL LIABILITIES	135,385,131	100	137,730,517	100

s21	CURRENT LIABILITIES	43,179,386	32	31,161,893	23
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	8,017,083	6	1,789,067	1
s24	STOCK MARKET LOANS	15,328,990	11	11,191,900	8
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,937,718	1	1,139,962	1
s26	OTHER CURRENT LIABILITIES	17,895,595	13	17,040,964	12
s27	LONG - TERM LIABILITIES	72,039,391	53	84,633,485	61
s28	BANK LOANS	36,857,638	27	49,347,660	36
s29	STOCK MARKET LOANS	35,181,753	26	35,285,825	26
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	360,684	0	427,700	0
s32	OTHER NON CURRENT LIABILITIES	19,805,670	15	21,507,439	16

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	43,940,043	100	38,150,472	100

s34	NON-CONTROLLING INTEREST	42,136	0	39,381	0
s35	CONTROLLING INTEREST	43,897,907	100	38,111,091	100
s36	CONTRIBUTED CAPITAL	9,050,320	21	9,189,363	24
s79	CAPITAL STOCK (NOMINAL)	9,050,320	21	9,189,363	24
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	34,847,587	79	28,921,728	76
s42	RETAINED EARNINGS AND CAPITAL RESERVE	33,771,815	77	28,153,808	74
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,075,772	2	767,920	2
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	7,827,247	100	15,522,811	100
s46	CASH	1,081,946	14	1,432,489	9
s47	AVAILABLE INVESTMENTS	6,745,301	86	14,090,322	91

s07	OTHER CURRENT ASSETS	16,736,732	100	4,822,674	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	13,375,869	80	2,124,917	44
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,360,863	20	2,697,757	56

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,421,842	100	2,509,866	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,485,884	61	1,502,929	60
s49	GOODWILL	0	0	0	0
s51	OTHERS	935,958	39	1,006,937	40

s19	OTHER ASSETS	19,150,742	100	14,650,249	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	17,301,225	90	12,287,660	84
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,849,517	10	2,362,589	16

s21	CURRENT LIABILITIES	43,179,386	100	31,161,893	100
s52	FOREIGN CURRENCY LIABILITIES	19,432,337	45	14,058,981	45
s53	MEXICAN PESOS LIABILITIES	23,747,049	55	17,102,912	55

s26	OTHER CURRENT LIABITIES	17,895,595	100	17,040,964	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	670,735	4	948,641	6
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	8,678,749	48	7,885,923	46
s105	BENEFITS FOR EMPLOYEES	8,546,111	48	8,206,400	48

s27	LONG-TERM LIABILITIES	72,039,391	100	84,633,485	100
s59	FOREIGN CURRENCY LIABILITIES	47,639,391	66	63,410,550	75
s60	MEXICAN PESOS LIABILITIES	24,400,000	34	21,222,935	25

s31	DEFERRED LIABILITIES	360,684	100	427,700	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	360,684	100	427,700	100

s32	OTHER NON CURRENT LIABILITIES	19,805,670	100	21,507,439	100
s66	DEFERRED TAXES	15,417,159	78	16,149,652	75
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	4,388,511	22	5,357,787	25
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,050,320	100	9,189,363	100
s37	CAPITAL STOCK (NOMINAL)	78,942	1	80,747	1
s38	RESTATEMENT OF CAPITAL STOCK	8,971,378	99	9,108,616	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	33,771,815	100	28,153,808	100
s93	LEGAL RESERVE	1,880,513	6	1,880,513	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	16,416,872	49	9,074,220	32
s45	NET INCOME FOR THE YEAR	15,474,430	46	17,199,075	61

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,075,772	100	767,920	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	224,253	21	66,360	9
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	1,314,073	122	1,094,585	143
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(462,554)	(43)	(393,025)	(51)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	5,653,533	12,597,534
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	88	99
s75	EMPLOYEES (*)	9,344	9,651
s76	WORKERS (*)	43,772	44,877
s77	OUTSTANDING SHARES (*)	18,283,861,660	18,701,913,860
s78	REPURCHASE OF OWN SHARER(*)	271,191,700	658,483,610
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO SEPTEMBER 30, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	89,353,359	100	93,137,914	100
r02	COST OF SALES AND SERVICES	47,267,905	53	48,012,331	52
r03	GROSS INCOME	42,085,454	47	45,125,583	48
r04	OPERATING EXPENSES	15,496,899	17	14,634,543	16
r05	OPERATING INCOME	26,588,555	30	30,491,040	33
r08	OTHER EXPENSES AND INCOMES (NET)	(1,212,821)	(1)	(891,765)	(1)
r06	COMPREHENSIVE FINANCING COST	(3,093,454)	(3)	(5,424,299)	(6)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	162,962	0	69,506	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	22,445,242	25	24,244,482	26
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	6,969,863	8	7,047,243	8
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	15,475,379	17	17,197,239	18
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	15,475,379	17	17,197,239	18
r19	NET INCOME OF NON-CONTROLLING INTEREST	949	0	(1,836)	0
r20	NET INCOME OF CONTROLLING INTEREST	15,474,430	17	17,199,075	18

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	89,353,359	100	93,137,914	100
r21	DOMESTIC	86,147,898	96	90,460,739	97
r22	FOREIGN	3,205,461	4	2,677,175	3
r23	TRANSLATION INTO DOLLARS (***)	232,226	0	248,073	0

r08	OTHER EXPENSES AND INCOMES (NET)	(1,212,821)	100	(891,765)	100
r49	OTHER EXPENSES AND INCOMES (NET)	188,924	(16)	433,713	(49)
r34	EMPLOYEE PROFIT SHARING	1,754,218	(145)	2,058,803	(231)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(352,473)	29	(733,325)	82

r06	COMPREHENSIVE FINANCING COST	(3,093,454)	100	(5,424,299)	100
r24	INTEREST EXPENSE	4,696,428	(152)	5,171,412	(95)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	561,840	(18)	603,360	(11)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,041,134	(34)	(856,247)	16
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	6,969,863	100	7,047,243	100
r32	INCOME TAX	7,675,094	110	7,854,932	111
r33	DEFERRED INCOME TAX	(705,231)	(10)	(807,689)	(11)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

--

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	89,353,359	93,137,914
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	120,320,680	124,970,960
r39	OPERATING INCOME (**)	35,840,484	39,927,996
r40	NET INCOME OF CONTROLLING INTEREST (**)	18,452,291	25,572,237
r41	NET INCOME (**)	18,455,051	25,842,591
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	12,870,123	12,710,963

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	29,543,589	100	31,090,528	100
rt02	COST OF SALES AND SERVICES	15,755,230	53	16,211,223	52
rt03	GROSS INCOME	13,788,359	47	14,879,305	48
rt04	OPERATING EXPENSES	5,310,125	18	4,930,151	16
rt05	OPERATING INCOME	8,478,234	29	9,949,154	32
rt08	OTHER EXPENSES AND INCOMES (NET)	(355,086)	(1)	(7,903)	(0)
rt06	COMPREHENSIVE FINANCING COST	(1,289,111)	(4)	(2,259,422)	(7)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	83,253	0	47,524	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,917,290	23	7,729,353	25
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,126,152	7	2,292,244	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,791,138	16	5,437,109	17
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	4,791,138	16	5,437,109	17
rt19	NET INCOME OF NON-CONTROLLING INTEREST	(56)	(0)	(641)	(0)
rt20	NET INCOME OF CONTROLLING INTEREST	4,791,194	16	5,437,750	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

--

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	29,543,589	100	31,090,528	100
rt21	DOMESTIC	28,552,592	97	30,071,146	97
rt22	FOREIGN	990,997	3	1,019,382	3
rt23	TRANSLATION INTO DOLLARS (***)	74,231	0	86,873	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(355,086)	100	(7,903)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	(14,158)	4	293,185	(3,710)
rt34	EMPLOYEE PROFIT SHARING	485,457	(137)	647,361	(8,191)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(144,529)	41	(346,273)	4,382

rt06	COMPREHENSIVE FINANCING COST	(1,289,111)	100	(2,259,422)	100
rt24	INTEREST EXPENSE	1,393,837	(108)	2,212,675	(98)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	162,406	(13)	274,720	(12)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(57,680)	4	(321,467)	14
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,126,152	100	2,292,244	100
rt32	INCOME TAX	2,328,293	110	2,461,652	107
rt33	DEFERRED INCOME TAX	(202,141)	(10)	(169,408)	(7)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,285,899	4,133,321

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.00		$1.35
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.00		$1.35
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.40		$2.04
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.32		$0.31
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	4.93	times	6.84	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	11.82	times	10.33	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	17.32%		18.46%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	42.00%		67.74%
p03	NET INCOME TO TOTAL ASSETS ( **)	10.29%		14.69%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	29.45		16.32%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.67	times	0.71	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.12	times	1.10	times
p08	INVENTORIES ROTATION (**)	45.10	times	45.82	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49	days	43	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.52%		6.86%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	75.50%		78.31%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.08	times	3.61	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.54%		56.25%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	67.19%		74.61%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	5.66	times	5.90	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.89	times	0.91	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	1.40	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.10	times	1.36	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.36	times	0.32	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.13%		49.81%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	22,445,242	24,244,482
e02	+(-) ITEMS NOT REQUIRING CASH	5,389,976	4,751,148
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	13,317,679	13,354,432
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	4,333,760	6,046,517
e05	CASH FLOWS BEFORE INCOME TAX	45,486,657	48,396,579
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(14,511,285)	(10,210,057)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	30,975,372	38,186,522
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(8,188,241)	(9,792,650)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	22,787,131	28,393,872

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(21,096,447)	(17,568,813)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,690,684	10,825,059
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6,136,563	4,697,752
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	7,827,247	15,522,811

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	5,389,976	4,751,148
e15	+ESTIMATES FOR THE PERIOD	44,688	10,353
e16	+PROVISIONS FOR THE PERIOD	5,345,288	4,782,730
e17	+(-) OTHER UNREALIZED ITEMS	0	(41,935)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	13,317,679	13,354,432
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	13,480,639	13,423,937
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(162,960)	(69,505)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	4,333,760	6,046,517
e25	+ACCRUED INTERESTS	4,696,428	5,171,412
e26	+(-) OTHER ITEMS	(362,668)	875,105

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(14,511,285)	(10,210,057)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(2,832,022)	(1,073,489)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	500,049	770,373
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(5,352,174)	(1,017,529)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(1,673,962)	(1,544,087)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,752,150	635,708
e32	+(-) INCOME TAXES PAID OR RETURNED	(7,905,326)	(7,981,033)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(8,188,241)	(9,792,650)
e33	- PERMANENT INVESTMENT IN SHARES	(87,891)	(18,501)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	95,376
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(8,894,118)	(9,173,103)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(3,344)	(84,687)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	797,112	(611,735)

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(21,096,447)	(17,568,813)
e45	+ BANK FINANCING	10,667,296	8,562,492
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(21,379,950)	(2,050,383)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(5,942,027)	(5,789,843)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(3,481,441)	(3,771,645)
e56	(-) REPURCHASE OF SHARES	(3,050,230)	(11,080,498)
e57	+(-) OTHER ITEMS	2,089,905	(3,438,936)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

--- Highlights

Third Quarter 2009

           In the third quarter, lines in service decreased by 69 thousand mainly due to competition from cellular telephony, a global trend, and to the economic situation, which has affected our customers’ payment capacity. The decrease in lines compares favorably with previous quarters. Including cellular telephony services and of other fixed operators, TELMEX now has 17.2% of total lines in service and 83.0% of fixed lines, similar to the average of 85.3%* for the 35 countries identified as having  high levels of telecommunications competition.

          In broadband services, continuing the trends of the last 5 years, we have maintained growth in the number of customers and increased market share. These positive developments reflect our substantial investments and the quality of our services, which include the same speed throughout the day and progressively increasing speed to customers by passing along the benefits of our world-class technological platform. This has been achieved in spite of the fact that Mexico is the only country belonging to the OECD and one of the few in the world that do not have technological convergence, which has generated a lag in investments and in the development of the sector. Convergence, in the countries where it exists, is a proven contributor to broadband growth and to increasing the market penetration of Information Technology tools and applications that benefit the population, competitiveness and economic development.

          The commercial agreement with Dish Mexico has allowed significant growth of Pay TV services in the country because the offering has attracted many customers who previously did not have this service. As a result, older established Pay TV monopolies have had to reduce their prices, benefiting consumers in the market segments that Dish Mexico serves.

          Broadband: Broadband services in the country have grown substantially from 428 thousand in December 2003 to approximately 9.2 million in September 2009, including cellular telephony services. That increase results in an annual average growth rate of 70.5%, making Mexico one of the countries with the highest broadband growth rates in the world. Broadband growth has been driven by installment sales of more than 2.3 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth. In order to increase computer penetration, in July we launched a laptop offering of well recognized brands, with payments starting at 100 pesos per month (VAT included), installments up to 48 months, and a down payment depending on the customer’s PC choice.

          The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of telecommunications networks more than 3 years ago. TELMEX has met its requirements to provide interconnection, network interoperability and number portability. Nevertheless, to date, the authorities have not issued the corresponding resolutions.

         All of our Infinitum customers have free access in Mexico to the Prodigy Móvil network (wireless Internet access) in public sites, which include airports, restaurants, hospitals, public parks, education centers and shopping malls, among others, and through several commercial agreements, our customers have Internet access at more than 120 thousand sites worldwide along with the most advanced telecommunications network in the country.

         TELMEX continues to deploy its “Programa de Educación y Cultura Digital” (Education and Digital Culture Program), which provides educational workshops and information technology tools to children, teenagers, parents and teachers nationwide. TELMEX equips digital libraries, TELMEX homes and computer halls and provides digital scholarships. These initiatives benefit more than 1.5 million people.

         In the third quarter, total revenues were 29.5 billion pesos, 5.0% lower than the same period of the previous year. These results reflected increases of 18.0% in Internet access revenues and 13.4% in corporate networks and decreases of 7.5%, 15.2% and 12.8% in local, long distance and interconnection revenues, respectively.

         From July to September 2009, EBITDA (1) totaled 13.0 billion pesos, producing a margin of 43.9%. Operating income totaled 8.5 billion pesos, with a margin of 28.7%.

           Net income in the quarter totaled 4.8 billion pesos, 11.9% lower than the third quarter of last year. For the third quarter, earnings per share were 26 Mexican cents, 10.3% lower than the same period of last year, and earnings per ADR (2) were 39 US cents, a decrease of 30.4% compared with the third quarter of 2008.

          TELMEX’s total debt at September 30, 2009, was the equivalent of 7.063 billion dollars. Total net debt (3) was equivalent to 6.484 billion dollars, 1.122 billion dollars less than September 30, 2008.

           In the third quarter, capital expenditures (Capex) were the equivalent of 147 million dollars and for the nine months, Capex was the equivalent of 537 million dollars. From July to September, the company used 1.355 billion pesos to repurchase 119 million 416 thousand of its own shares.

 * Bank of America / Merrill Lynch, Global Wireline Matrix 2009, page 31.

 (1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

 Operating Results

 The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement) established the basis for the convergence of telecommunications networks more than 3 years ago. The requirements stated in the Agreement in order for TELMEX to be able to provide Pay TV services include:

1.       Interconnection and Interoperability. All requests from operators to be connected with the TELMEX network have been met.  Today, we have 91 agreements with fixed local, long distance, local mobile operators and cable TV companies.

2.       Portability. Began July 5, 2008, which can be verified in COFETEL’s documents

3.       Fulfilling Title of Concession obligations. TELMEX has complied with its Title of Concession obligations.

In all of the above, TELMEX has complied with all the requirements and is waiting for the corresponding resolutions.

Lines in service and local traffic

At the end of the third quarter, the number of lines in service was 17 million 346 thousand, 69 thousand lower than the second quarter of 2009. The number of disconnections is occurring mainly as a result of competition from fixed, mobile and pay TV companies and also because our packages enable some of our customers to cancel additional lines.

 Of our lines in service, approximately 10.3 million are in areas that interest competitors and where they also have presence. However, 7.0 million lines are in areas that hold no interest to competitors. In the nine months, these lines generated revenues of approximately 13.921 billion pesos and an operating loss of 2.739 billion pesos.

 During the third quarter, local traffic decreased 6.4% compared with the same period of 2008, totaling 5.333 billion local calls. Local traffic volume continues to be affected mainly by the increase in penetration of cellular telephony, which is changing customers’ consumption habits, by the reduction in the number of lines in service and by competition from local and pay TV operators.

 Long distance

In the third quarter, domestic long distance (DLD) traffic increased 1.8% compared with last year’s third quarter, totaling 5.033 billion minutes, due to growth of multi-service package offerings that include DLD minutes and to the increase in termination traffic from other long distance operators, partially offset by the decrease in termination traffic with cellular telephony operators.

 From July to September, outgoing international long distance (ILD) traffic decreased 34.1% compared with last year’s third quarter, totaling 324 million minutes. The decline reflected a decrease in traffic from mobile operators and the slowdown of economic activity in the country. Incoming international long distance traffic decreased 11.3% compared with the same period of the previous year, totaling 1.567 billion minutes.  The incoming-outgoing ratio was 4.8x.

 Interconnection

In the third quarter, interconnection traffic totaled 11.137 billion minutes, 4.8% lower than the same quarter of 2008, mainly due to the decrease of 12.7% in calling party pays traffic. Interconnection traffic with local, long distance and cellular telephony operators decreased 2.4%.

 Internet access

During the third quarter, TELMEX maintained its commitment to promote penetration of broadband services to enhance the deployment of digital culture and technological development in Mexico.  In the quarter there was a gain of 403 thousand Infinitum (ADSL) broadband services, bringing the total to 6.3 million customers, an increase of 44.5% compared with the number of customers in September 2008.

 Broadband growth has been driven by installment sales of more than 2.3 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth. In order to increase computer penetration, in July we launched a laptop offering of well recognized brands, with payments starting at 100 pesos per month (VAT included), installments up to 48 months, and a down payment depending on the customer’s PC choice.

 The increase in broadband services has been driven by our multi-service packages, which offer broadband access and various voice services and provide discounts of up to 42%.  In the quarter, we launched the “Mi Negocio” (My business) package, a product for micro and small businesses, which for 549 pesos per month (VAT included) includes monthly line rent, broadband Infinitum (ADSL) service of up to 1Mbps of speed, 125 local calls, 50 DLD minutes and digital services.

Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

 Revenues:  In the third quarter, revenues totaled 29.544 billion pesos, a decrease of 5.0% compared with the same period of the previous year, as a result of increases of 18.0% in Internet access revenues and 13.4% in corporate networks revenues, as well as decreases of 7.5% in local service revenues, 15.2% in long distance revenues and 12.8% in interconnection revenues.

  Local:   Local service revenues totaled 11.250 billion pesos in the third quarter, a decrease of 7.5% compared with the same quarter of 2008, due to decreases of 6.1% in revenue per local billed call and 6.4% in local traffic volume.

  DLD:  In the quarter, DLD revenues totaled 3.568 billion pesos, 7.4% lower than the third quarter of 2008, because the 1.8% increase in traffic did not offset the 9.0% decline in average revenue per minute. The results reflected increased penetration of multi-service packages that include long distance service, which incentivizes traffic but reduces average revenue per minute.

  ILD:  From July to September, ILD revenues totaled 1.556 billion pesos, a decrease of 28.9% compared with the same period of the previous year. Contributing factors included the 8.3% increase in average revenue per minute and the 34.1% decrease in outgoing traffic reflecting, among other things, the decrease in the country’s economic activity.. Incoming international long distance traffic revenues totaled 567 million pesos, a decrease of 29.2% compared with the third quarter of the previous year, due to the decline of 20.1% in average revenue per minute and the decrease of 11.3% in incoming traffic.

Interconnection: In the quarter, interconnection revenues decreased 12.8% to 4.201 billion pesos compared with the third quarter of 2008, due to the 12.7% decline in calling party pays services and the decrease of 4.9% in average revenue of these services.

Corporate Networks: Due to the increase in services from VPN (Virtual Private Networks) and the integration of value-added services to our portfolio of products and services for the corporate market, the corresponding revenues increased 13.4% compared with the same period of the previous year, totaling 3.483 billion pesos.

  Internet access: Revenues from Internet access in the third quarter totaled 4.046 billion pesos, 18.0% higher than last year’s third quarter due to the increase of 40.1% in Internet access services, offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the third quarter, total costs and expenses were 21.066 billion pesos, similar to the same period of 2008, mainly due to the initiatives that were carried out to optimize resource use. Other factors included lower interconnection costs resulting from the decrease of 9.9% in the calling party pays rate, partially offset by higher commissions related to growth in broadband services, charges related to labor costs and a higher reserve for uncollectables.

      Cost of sales and services: In the third quarter, cost of sales and services increased 2.9% compared with the same period of 2008, totaling 8.337 billion pesos, due to higher costs related to services for corporate customers, computer sales and charges related to labor costs.

  Commercial, administrative and general: In the third quarter, commercial, administrative and general expenses totaled 5.311 billion pesos, 7.7% higher than last year’s third quarter, mainly due to higher commissions related to growth in broadband services and an increase in the reserve for uncollectables.

Interconnection: Interconnection costs totaled 2.937 billion pesos, a decrease of 20.5% compared with the third quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 12.7% in calling party pays traffic.

Depreciation and amortization: In the third quarter, depreciation and amortization increased 1.5% compared with the same period of 2008, to 4.481 billion pesos.

 EBITDA (1) and operating income: EBITDA (1) totaled 12.959 billion pesos in the third quarter, a decrease of 9.8% compared with the same period of last year. The EBITDA margin was 43.9%. Operating income totaled 8.478 billion pesos in the third quarter and the operating margin was 28.7%.

 Financing cost: In the third quarter, financing cost produced a charge of 1.289 billion pesos. This resulted from: i) a net interest charge of 1.231 billion pesos, which includes the recognition of the market value of interest rate swaps, partially offset by the decrease in interest paid due to lower debt and ii) a net exchange loss of 58 million pesos from the third-quarter exchange rate depreciation of 0.3019 pesos per dollar and 4.586 billion dollars in dollar-peso hedges.

 Net income: In the third quarter, net income totaled 4.791 billion pesos, 11.9% lower than the same period of the previous year. Earnings per share were 26 Mexican cents, 10.3% lower than the same quarter of 2008, and earnings per ADR (2) were 39 US cents, a decrease of 30.4% compared with the same period of last year.

 Investments and other uses of cash:  In the third quarter, capital expenditures (Capex) were the equivalent of 147 million dollars and for the nine months, Capex was the equivalent of 537 million dollars, of which 71.5% was used for projects in the data, connectivity and transmission platforms and the rest for other projects providing operational support.

 Additionally, based on actuarial estimates, a contribution of 5.6 billion pesos was made to the pension fund in the third quarter.

 Debt: Total debt at September 30, 2009 was the equivalent of 7.063 billion dollars, of which 75.5% is long-term, 49.8% has fixed rates considering interest rate swaps, and 68.9% is in foreign currency, equivalent to 4.864 billion dollars. To minimize risks from variations in the exchange rate, at the end of September we had dollar-peso hedges for 4.586 billion dollars. Total net debt (3) decreased during the last twelve months the equivalent of 1.122 billion dollars, bringing the total to 6.484 billion dollars.

 On August 17, 2009, TELMEX prepaid 1.3 billion dollars associated with tranche A of the syndicated loan entered into on August 11, 2006.   The original maturity was scheduled for October 20, 2009.

 Repurchase of shares: During the third quarter, the company used 1.355 billion pesos to repurchase 119 million 416 thousand of its own shares.

 On October 7, 2009, COFECO (Comisión Federal de Competencia) Mexico’s Antitrust Commission, notified TELMEX of a resolution in which it declares the company has substantial power in wholesale markets in origination of public switched voice traffic through public telecommunications networks which provide local fixed service that are rendered to concessionaries of public telecommunications networks who are authorized to offer long distance services.

 TELMEX, as the case may be, will act on its rights to a review process as provided in the Federal Economic Competition Law (Ley Federal de Competencia Económica) in the time frame and under the conditions set by law. The resolutions put forth by COFECO will not take effect while that process is under way. TELMEX believes that its arguments are well founded; nevertheless, there is no certainty of the outcome in this matter.

Mexico Local and Long Distance Accounting Separation
Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the third quarter of 2009 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues
Access, rent and measured service	P.	11,144	P.	12,032	(7.4)	P.	33,917	P.	36,670	(7.5)
LADA interconnection		1,289		1,012	27.4		3,910		2,895	35.1
Interconnection with operators		440		376	17.0		1,377		1,123	22.6
Interconnection with cellular operators		2,827		3,126	(9.6)		8,436		9,375	(10.0)
Other		3,660		3,983	(8.1)		11,046		11,402	(3.1)
Total		19,360		20,529	(5.7)		58,686		61,465	(4.5)

Costs and expenses
Cost of sales and services		5,855		5,895	(0.7)		17,953		17,253	4.1
Commercial, administrative and general		4,648		4,810	(3.4)		13,547		13,665	(0.9)
Interconnection		1,835		2,204	(16.7)		5,518		6,561	(15.9)
Depreciation and amortization		2,447		2,787	(12.2)		7,406		8,520	(13.1)
Total		14,785		15,696	(5.8)		44,424		45,999	(3.4)

Operating income	P.	4,575	P.	4,833	(5.3)	P.	14,262	P.	15,466	(7.8)

EBITDA (1)	P.	7,022	P.	7,620	(7.8)	P.	21,668	P.	23,986	(9.7)

EBITDA margin (%)		36.3		37.1	(0.8)		36.9		39.0	(2.1)
Operating margin (%)		23.6		23.5	0.1		24.3		25.2	(0.9)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues
Domestic long distance	P.	4,096	P.	4,485	(8.7)	P.	12,435	P.	14,155	(12.2)
International long distance		1,494		2,294	(34.9)		4,887		6,599	(25.9)
Total		5,590		6,779	(17.5)		17,322		20,754	(16.5)

Costs and expenses
Cost of sales and services		1,168		1,204	(3.0)		3,908		3,926	(0.5)
Commercial, administrative and general		1,541		1,628	(5.3)		4,199		4,363	(3.8)
Interconnection to the local network		1,858		2,046	(9.2)		5,681		5,799	(2.0)
Depreciation and amortization		430		546	(21.2)		1,357		1,658	(18.2)
Total		4,997		5,424	(7.9)		15,145		15,746	(3.8)

Operating income	P.	593	P.	1,355	(56.2)	P.	2,177	P.	5,008	(56.5)

EBITDA (1)	P.	1,023	P.	1,901	(46.2)	P.	3,534	P.	6,666	(47.0)

EBITDA margin (%)		18.3		28.0	(9.7)		20.4		32.1	(11.7)
Operating margin (%)		10.6		20.0	(9.4)		12.6		24.1	(11.5)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---(Figures in thousands of Mexican pesos)

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 “Effects of Inflation”, replaced Mexican accounting Bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information”. Based on Mexican FRS B-10, the economic environments in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was 15.01% and 11.56%, respectively. Therefore, during 2009 and 2008 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

BALANCE SHEET

S 23 AND S 28  BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

                TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity. In August 2009, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for October 2009.

 On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

 S 24  AND S 29 SENIOR NOTES

  On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due November 2008, with an annual interest of 4.5%.  Interests were payable semiannually. In November 2008, the Company repaid the outstanding balance of this bond.

  On January 27, 2005 and with a reopening on February 22, 2005, TELMEX placed senior notes in the total amount of U.S.$1.75 billions divided into two issuances of U.S.$ 950 million and U.S.$ 800 million, respectively, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually.

  On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500,000 (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

             On September 30, 2005, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). As of April 30, 2007, domestic senior notes had been issued for the total amount authorized under this program.

             In December 2007, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). In April 2008, domestic senior notes were placed in the amount of Ps.1,600,000. On July 8, 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.8,000,000.

             In September 2009, TELMEX obtained approval for a dual program to issue short and long-term domestic senior notes in the total amount of P. 15,000,000 (nominal amount).

 S 29  SENIOR NOTES (LONG-TERM)

  As of September 30, 2009 and 2008, this item rose to $ 35,181,753 and $ 35,285,825, respectively, and is comprised as follows:

	2009	2008
Domestic Senior Notes	Ps. 19,900,000	Ps. 11,900,000
Bonds	10,781,753	18,885,825
Global peso Senior Notes	Ps 4,500,000	4,500,000

 S 42  RETAINED EARNINGS AND CAPITAL RESERVES

  On March 3, 2009 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 10,000,000 (nominal value), the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,340,868 (nominal value).

  From January through September 2009, the Company acquired 269.8 million L shares for Ps. 3,034,953 and 1.4 million A shares for Ps. 15,277.

  From January through September 2008, the Company acquired 656.8 million L shares for Ps 11,051,622 and 1.7 million A shares for Ps. 28,876.

 The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

 S 104 EMPLOYEES BENEFITS

            This item includes the projected net assets as of September 30, 2009 and 2008 pursuant to Mexican FRS D-3 “Employees Benefits”.

 S 87 OTHERS

           In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and up to December 31, 2007 were updated based on the specific index method which is similar to its replacement value, without exceeding their market value.

 S 58 OTHER CURRENT LIABILITIES

 As of September 30, 2009 and 2008, this item rose to Ps. 8,678,749 and Ps. 7,885,923 respectively and is comprised as follows:

	2009	2008
Accounts payable	Ps. 5,289,112	Ps 5,749,437
Other accrued liabilities	1,794,772	1,143,757
Deferred credits	1,594,865	992,729

S 91 EMPLOYEE BENEFITS

           This item includes liabilities for deferred employee profit sharing and actuarial obligations for labor termination as of September 2009 and 2008, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

 RATIOS

 P 08  INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 02) by the inventories for sale (Ref. S 06), affecting the actual inventory turnover rate.

 RECLASIFICATIONS

  Certain 2008 financial statements have been reclassified to conform with the presentation used for the year 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	128,234,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, SA de CV	Software development, sales & management	140,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maintenance of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	120,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	897,113
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	103,382
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	246,395
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	175,513
Eidon Software, S.A. de C.V.	Software development	76,629,615	49.00	155,737	155,196
TOTAL INVESTMENT IN ASSOCIATES				1,423,916	1,577,599
OTHER PERMANENT INVESTMENTS					124,601
T O T A L				1,423,916	1,702,200

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/01/2014	0.97	0	0	0	0	0	0	0	188,711	188,711	146,849	146,849	48,610
JAPAN BANK INT. COOP. (1)	Y	27/03/2003	10/10/2009	1.50	0	0	0	0	0	0	578,763	0	0	0	0	0
MIZUHO CORPORATE BANK LTD(1)	Y	15/01/2007	10/03/2018	0.98	0	0	0	0	0	0	0	855,276	855,275	855,275	855,275	2,948,358
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.00	0	0	0	0	0	0	3,818	25,407	29,225	29,225	29,225	138,076

SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	21/02/2007	22/02/2010	4.84	0	1,500,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.64	0	0	0	0	0	0	0	0	0	0	135,042	540,168
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.68	0	0	0	0	0	0	0	0	0	0	0	2,997,604
BBVA BANCOMER (4)	N/A	26/02/2007	26/02/2010	4.88	0	1,300,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2010	0.49	0	0	0	0	0	0	0	3,376,050	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.54	0	0	0	0	0	0	0	0	0	3,376,050	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	0.54	0	0	0	0	0	0	0	0	0	13,504,200	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.61	0	0	0	0	0	0	0	0	0	3,150,980	6,301,960	0
CISCO SYSTEMS (3)	Y	25/04/2007	19/11/2013	4.50	0	0	0	0	0	0	94,529	94,529	189,059	189,059	135,042	67,521
0	N/A	00/01/1900	00/01/1900	0.00	0	0	0	0	0	0	0	0	0	0	0	0
OTHER
TOTAL BANKS					0	2,800,000	0	0	0	0	677,110	4,539,973	1,262,270	21,251,638	7,603,393	6,740,337

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.20	0	0	0	300,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	5.01	0	0	500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.83	0	0	0	4,500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.27	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09 (4)	N/A	10/07/2009	07/07/2011	5.67	0	0	4,000,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-2 (4)	N/A	10/07/2009	04/07/2013	5.88	0	0	0	0	4,000,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	13/08/2009	11/11/2009	4.99	2,500,000	0	0	0	0	0	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	10,781,753
4 3/4 SENIOR NOTES (3)	Y	27/01/2005	27/01/2010	4.75	0	0	0	0	0	0	0	12,828,990	0	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0

SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					2,500,000	0	4,500,000	4,800,000	4,000,000	11,100,000	0	12,828,990	0	0	0	10,781,753

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0	17,895,595	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					17,895,595	0	0	0	0	0	0	0	0	0	0	0

TOTAL					20,395,595	2,800,000	4,500,000	4,800,000	4,000,000	11,100,000	677,110	17,368,963	1,262,270	21,251,638	7,603,393	17,522,090

Notes:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

(1)     6 months USD Libor rate plus margin

(2)     3 months USD Libor rate plus margin

(3)     Fixed Rate

(4)     28 days TIIE rate plus margin

(5)     91 days TIIE rate plus margin

(6)     3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 0.6288 at September 30, 2009

- Libor at 3 months in US dollars is equivalent to 0.2869 at September 30, 2009

- TIIE at 28 days is equivalent to 4.9300 at September 30, 2009

- TIIE at 91 days is equivalent to 5.0300 at September 30, 2009

- Libor at 3 months in JPY is equivalent to 0.3513 at September 30, 2009

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	4,623,220	13.50
EURO (EUR)	12,915	19.74
JAPANNESE YEN (JPY)	19,891,200	0.15

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 6

  FOREIGN EXCHANGE MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	160,663	2,169,628	0	0	2,169,628

LIABILITIES	4,725,875	63,819,159	240,856	3,252,569	67,071,728
SHORT-TERM LIABILITIES	1,436,821	19,403,119	2,164	29,218	19,432,337
LONG-TERM LIABILITIES	3,289,054	44,416,040	238,692	3,223,351	47,639,391

NET BALANCE	(4,565,212)	(61,649,531)	(240,856)	(3,252,569)	(64,902,100)

  Notes:

  Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.50
EURO	19.74
JAPANESE YEN	0.15

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 7

  CALCULATION AND RESULT FROM MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

  Notes:

  Not applicable

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 8

  DEBT INSTRUMENTS

  Consolidated

  Final printing

  ---

  Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

  A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At September 30, 2009, the Company has complied with such restrictive covenants.

  ----

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 9

  PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

  Consolidated

  Final printing

  ---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 10

  RAW MATERIALS

  Consolidated

  Final printing

  ---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11a

  SALES DISTRIBUTION BY PRODUCT

  SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	34,228,439	0.0
LONG DISTANCE SERVICE	0	13,513,777	0.0
INTERCONNECTION	0	12,598,605	0.0
CORPORATE NETWORKS	0	10,096,428	0.0
INTERNET	0	11,703,250	0.0
OTHERS	0	4,007,399	0.0
FOREIGN SALES
NET SETTLEMENT	0	2,045,170	0
LONG DISTANCE SERVICE	0	511,813	0
INTERNET	0	202,659	0
OTHERS	0	445,819	0
TOTAL		89,353,359

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11b

  SALES DISTRIBUTION BY PRODUCT

  FOREIGN SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	2,045,170
CORPORATE NETWORKS	0	143,674
OTHERS	0	439
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	511,813
INTERNET	0	58,985
OTHERS	0	445,380
TOTAL		3,205,461

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANALYSIS OF PAID CAPITAL STOCK

  Consolidated

  Final printing

  ---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
	VALUE
A	0.0043	0	398,990,651	0	0	398,990,651	1,723	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	9,770,274,927	0	0	9,770,274,927	42,184	0
TOTAL			18,283,861,660	0	8,114,596,082	10,169,265,578	78,942	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,283,861,660

NOTES: The nominal value per share is $0.0043175625 MXN

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 13

  PROJECT INFORMATION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

ITEM	Thousand of Mexican Pesos
	3rd. Quarter 09 Jul-Sep	% of Advance	Amount used 2009	Budget 2009	% of Advance

DATA	1,175,139	30.7	3,867,041	3,826,413	101.1
INTERNAL PLANT	4,064	1.2	322,707	352,963	91.4
NETWORKS	244,116	47.0	585,560	519,920	112.6
TRANSMISSION NETWORK	187,081	10.0	1,414,091	1,861,949	75.9
SYSTEMS	48,924	25.2	109,754	194,076	56.6
OTHERS	282,504	23.2	1,072,513	1,218,385	88.0
TELMEX USA	11,335	43.1	14,580	26,294	55.4

TOTAL INVESTMENT TELMEX MEXICO	1,953,163	24.4	7,386,246	8,000,000	92.3

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 14

  TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

  Consolidated

  Final printing

  ---

  Exchange rate variations

Transactions in foreign currencies are recorded at the exchange rate applicable at the time of its occurrence. The assets and liabilities in foreign currencies are valued at the exchange rate of the balance sheet date. The exchange rate differences between the execution date and the payment date, as well as those arising from the conversion of balances denominated in foreign currencies at the date of the financial statements, are applied to results.

Translation of financial statements of foreign companies

The financial statements of subsidiaries and associated companies located abroad are consolidated or the method of participation is recognized, as appropriate, after the financial statements are translated into the Mexican financial reporting standards in the relevant local currency, and conversion to the report currency. The conversion of monetary assets and liabilities in the financial statements of our associate and subsidiary, were translated into Mexican pesos at the exchange rate prevailing at year-end, stockholders' equity accounts at the exchange rate prevailing on the date the capital contributions were made and profits were generated; revenues, costs and expenses to the historical exchange rate and the difference resulting from the conversion process is recognized in the "Effect of conversion of foreign entities" which is included in the stockholders' equity, "other items of income earned" section.

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

  Consolidated

  Final printing

  ---

Derivative Instruments

  As of September 30, 2009, Teléfonos de México, S.A.B. de C.V. (the “Company”) had cross currency swap agreements in the equivalent of U.S.$4,216 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of U.S.$1,495 million and bank loans with maturity from 2009 to 2018 for a total amount of U.S.$2,721 millon. During this quarter, cross currency swaps agreements early matured in  the amount of U.S.$ 440 million which were entered into to cover the tranche A of the U.S.$ 1,300 million syndicated loan. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $10.5704 Mexican pesos per US dollar, as well as to partially set a fixed rate with a range between 7.52% for bonds maturing in 2010 and 8.57% for bonds maturing in 2015 and for other cases, an average interest rate of 28-day TIIE less 26 basis points.

At the end of the third quarter, the Company had forward agreements for U.S.$370 million at a weighted average exchange rate of $13.5311 per dollar. These agreements hedge bank loans with maturities until January 2010.

Additionally, the Company had interest rate swaps in Mexican pesos for Ps.$23,752 million to hedge the floating rate risk in local currency fixing it at an average of 8.19%. During the quarter interest rate swap agreements in U.S. dollars matured in an amount of U.S.$100 million which were used to hedge our floating rate U.S. dollar debt, fixing it at 4.47%.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

 I. Qualitative and quantitative Information

 i. Policies for using of derivative instruments

 Objective to enter into derivative transactions and selected instruments

 With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments connecting the hedges to the contracted debt. The derivative instruments that have been selected are mainly:

  (a)    instruments for purchasing US dollars at a specified future time (forwards);

(b)    instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

(c)    instruments to fix the floating interest rates of the debt (interest rate swaps).

 Hedge strategies

 When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure.

 These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the ones provided by the financial intermediaries, also, in certain transactions the counterpart is able to act as valuation agent under the applicable documentation, when it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain established credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company’s Chief Financial Officer.

Existence of a independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the international financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

 As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

 It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

  iv. Changes in the exposure to the main identified risks and its management

 The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

 In the third quarter of 2009, it was recognized in the statements of income a net credit of Ps.1,346 million for the exchange rate hedges and an accrued net credit at the end of September of Ps.141 million. Furthermore, it was recognized in the statements of income a net charge of Ps.424 million and an accrued net charge at the end of September of Ps.1,636 million for interest rate hedges.

 During the third quarter, there have not been any margin calls.

  To date, there has not been any breach in the terms and conditions of the respective agreements.

  v. Quantitative information

  See TABLE 1 attached.

 II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands of Mexican pesos and US dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	3,994,024	4,460,168	4.9300	5.0850	13,100,448	13,059,462	(1)
				EXCHANGE RATE	EXCHANGE RATE
				13.5042	13.2023

Subtotal		3,994,024	4,460,168			13,100,448	13,059,462

		USD	USD	EXCHANGE RATE	EXCHANGE RATE
Forwards	Hedging	370,000	685,000	13.5042	13.2023	7,380	(182,729)	(2)

Total		4,364,024	5,145,168			13,107,828	12,876,733

		YEN	YEN	TIIE	TIIE
Cross Currency Swap	Hedging	19,891,200	19,891,200	4.9300	5.0850	1,040,420	757,702	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1507	0.1369

Exchange Rate Hedges (interests only)
		USD	USD	TIIE	TIIE
Cross Currency Coupon Swap	Hedging	350,000	350,000	4.9300	5.0850	(7,346)	(12,568)	(4)
				EXCHANGE RATE	EXCHANGE RATE
				13.5042	13.2023

Interest Rate Hedges (floating rate to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	23,752,125	23,752,125	4.9300	5.0850	(765,033)	(899,354)	(5)

		USD	USD	LIBOR	LIBOR
Interest Rate Swap	Hedging	-	100,000	-	0.6563	-	(12,032)	(6)

					TOTAL	13,375,869	12,710,482

(*) Of our hedge agreements, 60.9% of the total hedged amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD$290 millon.

  These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with an average life of 5 years.

  This forward position mainly hedges debt position in US dollars with maturity in January 2010.

  These swaps hedge debt position in Yens, with the obligation of paying in Mexican pesos $2,000 million (equivalent to USD$222 million) at a floating rate and mature in February 2014.

  These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with maturities up to 2010.

  These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.19% and with an average life of 7 years.

  These agreements hedged debt position in US dollars at a floating rate, fixing it at an average of 4.47% and matured in August 2009.

 ---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO AV. PASEO DE LAS PALMAS No. 750 - 7TH. FLOOR, COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 56 26 37 04 52 82 82 jchico@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

CO-CHAIRMAN	ING.	JAIME	CHICO	PARDO
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HENAIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - THIRD QUARTER 2009.